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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Gulf Island Fabrication, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

402307102 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 402307102

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Huey J. Wilson
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 456,500 shares (6) Shared Voting Power 89,010 shares (7) Sole Dispositive Power 456,500 shares (8) Shared Dispositive Power 89,010 shares

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 545,510 shares
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11)	Percent of Class Represented by Amount in Row (9) 4.44%*
12)	Type of Reporting Person (See Instructions) IN

*	Based on 12,151,041 total shares outstanding as of December 31, 2004.

Item 1	(a)	Name of Issuer:

Gulf Island Fabrication, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

583 Thompson Road Houma, Louisiana 70363

Item 2	(a)	Name of Person Filing:

Huey J. Wilson

Item 2	(b)	Address of Principal Business Office:

3636 S. Sherwood Forest Boulevard Suite 650 Baton Rouge, Louisiana 70816

Item 2	(c)	Citizenship:

United States

Item 2	(d)	Title of Class of Securities:

Common Stock, no par value

Item 2	(e)	CUSIP Number:

402307102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a) Amount Beneficially Owned

545,510 shares

(b) Percent of Class

4.44%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

456,500 shares

(ii) shared power to vote or to direct the vote

89,010 shares

(iii) sole power to dispose or to direct the disposition of

456,500 shares

(iv) shared power to dispose or to direct the disposition of

89,010 shares

Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2005.

February 7, 2006	By:	/s/ Huey J. Wilson
Date		Huey J. Wilson